Filed by Alliant Techsystems Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Orbital Sciences Corporation
Commission File No.:  001-14279

A New Global Leader in Aerospace and Defense Systems Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Presentation to Investors and Analysts June 2014

Caution Regarding Forward-Looking Statements Orbital ATK (Investor Jun2014) Certain statements in this communication regarding the proposed “Morris Trust” transaction between Orbital and ATK, pursuant to which ATK’s sporting business (“Sporting”) will be distributed to ATK’s stockholders and Orbital will merge with a subsidiary of ATK with Orbital surviving the merger as a wholly-owned subsidiary of ATK (the “Transaction”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction and the expected tax treatment for the Transaction, future opportunities for the combined company and products and any other statements regarding Orbital’s and ATK’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “expected,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of approval of both Orbital’s stockholders and ATK’s stockholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time-frames or at all and to successfully integrate Orbital’s operations with those of the aerospace and defense business of ATK; the integration of Orbital’s operations with those of the aerospace and defense business of ATK being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Transaction; the retention of certain key employees being difficult; Sporting’s ability to operate successfully as a standalone business; ATK’s and Orbital’s ability to adapt its services to changes in technology or the marketplace; ATK’s and Orbital’s ability to maintain and grow its relationship with its customers; reductions or changes in NASA or U.S. Government military spending, timing of payments and budgetary policies, including impacts of sequestration under the Budget Control Act of 2011, and sourcing strategies; intense competition; increases in costs, which the business may not be able to react to due to the nature of U.S. Government contracts; changes in cost and revenue estimates and/or timing of programs; the potential termination of U.S. Government contracts and the potential inability to recover termination costs; actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates, and health care cost trend rates; greater risk associated with international business, including foreign currency exchange rates and fluctuations in those rates; other risks associated with U.S. Government contracts that might expose Orbital or ATK to adverse consequences; government investigations; costs of servicing debt, including cash requirements and interest rate fluctuations; security threats, including cybersecurity and other industrial and physical security threats, and other disruptions; changes in domestic and global economic conditions and unstable geopolitical conditions, including in Russia and Ukraine; supply, availability, and costs of raw materials and components, including commodity price fluctuations; government laws and other rules and regulations applicable to Orbital and ATK, such as procurement and import-export control, and federal and state firearms and ammunition regulations; the novation of U.S. Government contracts; performance of subcontractors; development of key technologies and retention of a qualified workforce; fires or explosions at any of Orbital’s or ATK’s facilities; environmental laws that govern past practices and rules and regulations, noncompliance with which may expose Orbital or ATK to adverse consequences; impacts of financial market disruptions or volatility to customers and vendors; results of acquisitions or other transactions, including the ability to successfully integrate acquired businesses and realize anticipated synergies, cost savings and other benefits, and costs incurred for pursuits and proposed acquisitions that have not yet or may not close; unanticipated changes in the tax provision or exposure to additional tax liabilities; and the costs and ultimate outcome of litigation matters and other legal proceedings. Additional information concerning these and other factors can be found in Orbital’s and ATK’s filings with the Securities and Exchange Commission (the “SEC”), including Orbital’s and ATK’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Orbital and ATK assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Introducing the New Orbital ATK, Inc. Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Orbital Innovation You Can Count On Aerospace Systems Defense Systems Innovation… Delivered Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation $4.5 Billion Global Aerospace and Defense Systems Company Innovative, Affordable Products for Government and Commercial Customers Launch Vehicles, Propulsion Systems and Aerostructures Satellites, Advanced Systems, Space Components and Technical Services Tactical Missiles, Defense Electronics, Armament Systems and Ammunition 13,000 Employees, Including 4,300 Engineers and Scientists Substantial Value-Creating Strategic and Financial Synergies Strong Revenue Growth, Earnings Accretion and Cash Flow Outlook Orbital ATK (Investor Jun2014)

Transaction Structure Overview Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Orbital Shareholders ATK Shareholders 46.2% Ownership 53.8% Ownership 100% Ownership Orbital ATK Sporting Co. Merger of Equals Tax-Free Spinoff Orbital ATK (Investor Jun2014)

A Merger-of-Equals: Transaction Summary Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Overview Stock-for-Stock Exchange Using Tax-Free “Morris Trust” Structure Concurrent Tax-Free Spin-off of ATK’s Sporting Group to Its Shareholders Combined Enterprise Value of About $5 Billion for Orbital ATK, Inc. Ownership 46.2% by Orbital Shareholders 53.8% by ATK Shareholders About 60.5 Million Shares Outstanding Post-Transaction Corporate Brand and Locations Company Name and Stock Symbol: Orbital ATK, Inc. / OA (NYSE) Company Headquarters: Dulles, Virginia (Current Orbital Campus) 8 Major Operating Locations: Arizona, California, Maryland, Minnesota, Missouri, Utah, Virginia, West Virginia Governance and Management 9 Directors from Orbital and 7 Directors from ATK, Chaired by Ron Fogleman President/CEO: Dave Thompson; COO: Blake Larson; CFO: Garrett Pierce Equitable and Balanced Selection of Other Executives from Both Companies Schedule Closing Expected in Late 2014 Full Synergies Expected to Be Achieved by End of 2016 Orbital ATK (Investor Jun2014)

An Exciting Strategic Convergence Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Creates a Highly Innovative and Competitive Space, Defense and Aviation Manufacturer With a Sharp Focus on Affordability Broadens Our Customer Relationships and Diversifies Our Program Portfolio in Both Prime Contractor and Merchant Supplier Businesses Increases the Scale, Scope and Depth of Human, Physical and Financial Resources to Enable Future Growth Provides Opportunities for Operational and Financial Synergies to Benefit Both Customers and Shareholders Benefits Shareholders in Both the Short-Term and Long-Term, With Strong Prospects for Sustainable Growth Orbital ATK (Investor Jun2014)

A Combination of Two Industry Innovators Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Orbital Innovation You Can Count On Aerospace Systems Defense Systems Innovation… Delivered Leading Developer and Manufacturer of Small- and Medium-Class Space Systems Industry Pioneer in Space and Suborbital Launch Vehicles Major Builder of Commercial Communications, Imaging and Scientific Satellites Growing Supplier of Advanced Space Systems for National Security and Human Exploration Top Producer of Solid Rocket Propulsion Systems for Space and Strategic Launch Leader in Tactical Missiles and Propulsion, Defense Electronics and Special Mission Aircraft Major Producer of Armament Systems, Advanced Munitions and Ammunition Growing Supplier of Composite Aerostructures and Satellite Components Orbital ATK (Investor Jun2014)

A Common Heritage of Affordable Innovations Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation GEOStar Commercial Satellites AARGM Tactical Missiles Antares/Cygnus Cargo Systems Classified Satellites Advanced Aerostructures OBV Missile Interceptors Space Launch System Boosters Special Mission Aircraft Minotaur Launch Vehicles Stratolaunch Vehicles XM-25 Gun System Orion Launch Abort System Precision-Guided Munitions Over $18 Billion of Innovative, Affordable Systems Introduced in the Last 15 Years, Many Involving Orbital/ATK Partnerships Orbital ATK (Investor Jun2014)

Three Complementary Business Segments Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Flight Systems Space Launch Vehicles Rocket Propulsion Systems Missile Defense Systems Aerospace Structures Space Systems Commercial Satellites Government Satellites Advanced Space Systems Space Components and Services Defense Systems Tactical Missile Systems Defense Electronic Systems Armament Systems Ammunition and Energetics 32% 27% 41% Pro Forma CY 2014 Revenue ~$4.6 Billion Orbital ATK (Investor Jun2014) (Number of Employees)

Extensive Human and Physical Resources Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation About 13,000 Employees Dedicated to Aerospace and Defense Business 4,300 Engineers and Scientists 7,400 Manufacturing and Operations Specialists 1,200 Management and Administration Personnel Facilities in 17 States With 19.6 Million Sq. Ft. of R&D, Manufacturing, Test, Operations and Office Space 6.1 Million Sq. Ft. Owned 5.4 Million Sq. Ft. Leased 8.1 Million Sq. Ft. U.S. Government Owned Orbital ATK (Investor Jun2014)

An Attractive Financial Profile* Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Combined CY 2013 Financial Results** Revenue $4.5 Billion EBITDA $585 Million Net Income $240 Million Earnings per Share $4.00 Estimated Balance Sheet at Closing* Cash $300 Million Net Debt $1.4 Billion Total Assets $5.0 Billion Shares Outstanding 60.5 Million 3-Year Financial Targets (CY 2015-2017) Revenue Growth 4-5% CAGR (Including Revenue Synergies) EPS Growth 12-15% CAGR (Including Cost Synergies) 3-Year Combined Free Cash Flow > $1.0 Billion Deleveraging Potential to < 1.0 Net Debt/EBITDA (End of 2017) *Notes: *All Financial Information Represents Preliminary Estimates Subject to Change; Combined Results Based on Orbital’s Calendar Year 2013 Actual Results and ATK’s LTM 2013 A&D Results; Includes Estimated Purchase Accounting Adjustments; Balance Sheet Assumes Closing in Fourth Quarter of CY 2014, With Existing Orbital Debt Retired at Closing; EBITDA Is a Non-GAAP Metric Which Is Income from Operations of $435 Million Plus Depreciation and Amortization of $150 Million. **These Figures Have Not Been Updated to Reflect March 31, 2014 Results, Which Were Impacted By, Among Other Things, the Loss of Incentives as a Result of an Anomaly Discovered on a Communications Satellite, Lower Profit on a Small-Caliber Systems Program, and Changes in Profit Expectations Relating to An Aircraft Weaponization Program and a Missile Systems Program. These Events Negatively Impacted the March Quarter as Compared to Prior Periods. Orbital ATK (Investor Jun2014)

Multiple Drivers of Shareholder Value Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Objectives Consistent Revenue Growth 4-5% CAGR Over 3 Years Significant Synergies by 2016 Expanded Operating Margins 200-300 BP Increase Over 3 Years Significant Synergies by 2016 Strong Free Cash Flow $1 Billion-Plus Over 3 Years Improving ROI Good Financial Flexibility Main Drivers Launch Systems and Propulsion Satellites and Advanced Systems Commercial Aerostructures International Defense Programs Scale in Several Major Programs Substantial G&A and Vertical Efficiencies Reduced Pension Expenses CRS Cargo Program Commercial Aerostructures Solid Heritage A&D Programs Orbital ATK (Investor Jun2014)

# Contract Backlog and Growth Outlook

Orbital ATK, Inc.
Affordable Innovation in Space, Defense and Aviation

Contract Backlog at 3/31/14


Defense Systems
(27%)
Flight Systems
(51%)
Space Systems
(22%)

Total Backlog ~$11.9 Billion

- Firm Backlog ~$7.9 Billion
- Option Backlog ~$4.0 Billion

3-Year Revenue Growth Targets (2015-2017 CAGR)*

| | |
|---|---|
| ➢ Flight Systems | ~5-7% |
| ➢ Defense Systems | ~1-3% |
| ➢ Space Systems | ~7-9% |
| Total (Weighted Average) | ~4-5% |

*Includes Expected Incremental Revenue from Synergy Opportunities

Orbital ATK (Investor Jun2014)

13

Near-Term Opportunities for Synergies Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Estimated Revenue Synergies Increased Customer Demand Due to Substantial Cost Reductions New and Enhanced Products (e.g., Space Launchers, Tactical Missiles, Advanced Space Systems) Broader Customer Relationships With Greater Value-Added Offerings Ammunition Sales to ATK Spin-off Expanded Geographic Presence in U.S. and Overseas $150-200 Million per Year by 2016 Estimated Cost Synergies SG&A Reductions Due to Larger Scale, Along With IT and Facilities Efficiencies Vertical Integration Savings in Key Products (e.g., Launch Vehicles, Satellites, Target Vehicles) Work Center Re-Balancing in Selected Areas to Maximize Efficiency Supply Chain Integration and Purchasing Economies R&D, Marketing & Sales and Capex Savings $70-100 Million per Year by 2016 Orbital ATK (Investor Jun2014)

Completion Targeted by Late 2014 Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Transition Planning Activities: Now Underway Regulatory Filings: HSR Filing Made Proxy Statement Distribution: Third Quarter 2014 Shareholder Approvals: Third/Fourth Quarter 2014 Transaction Closing: Fourth Quarter 2014 Partial Synergies Expected to Be Achieved: Mid/Late 2015 Full Synergies Expected to be Achieved: End of 2016 Orbital ATK (Investor Jun2014)

Summary: Benefits to All Stakeholders Orbital ATK, Inc. Affordable Innovation in Space, Defense and Aviation Customers Accelerated Technological Innovation Broader Range of Products At Lower Costs Increased Depth of Technical and Industrial Resources Employees Expanded Long-Term Career Prospects and Greater Job Stability Compatible Cultures and 25-Year History of Partnerships Shareholders Enhanced Opportunities for Faster Growth and Increased Profitability Compelling Strategic and Financial Synergies Debtholders Conservative Initial Capital Structure With Strong Cash Flow Rapid Deleveraging Potential Orbital ATK (Investor Jun2014)

Additional Shareholder Information Additional Information and Where to Find It In connection with the proposed Transaction, Orbital and ATK intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including an ATK registration statement on Form S-4 that will include a joint proxy statement of Orbital and ATK and that also constitutes a prospectus of ATK. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ORBITAL, ATK AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed Transaction (when they are available) can be obtained free of charge at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Orbital upon written request to Orbital at investor.relations@orbital.com or by calling Barron Beneski at 703-406-5528 or from ATK upon written request to ATK at investor.relations@atk.com or by calling Michael Pici at 703-412-3216. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Orbital and ATK and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction under the rules of the SEC. Information regarding Orbital’s directors and executive officers may be found in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on February 25, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on March 11, 2014. Information regarding ATK directors and executive officers may be found in its Annual Report for the year ended March 31, 2014 on Form 10-K filed with the SEC on May 23, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on June 13, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus when it becomes available. No Offer or Solicitation This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Orbital ATK (Investor Jun2014)